

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3561

October 29, 2007

<u>Via Fax & U.S. Mail</u>

Larry Hannappel
Senior Vice President and Principal Financial Officer
Century Casinos, Inc.
1263 Lake Plaza Drive, Suite A
Colorado Springs, Colorado 80906

   **Re:**  **Century Casinos, Inc.**
     **Form 10-K for the year ended December 31, 2006**
     **File No. 000-22900**

Dear Mr. Hannappel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief